| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-69761 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ARDEA PARTNERS LP

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

32 NASSAU STREET, SUITE 300
(No. and Street)

| PRINCETON | NJ | 08542 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| KEVIN LIPSTEIN | 212-430-2341 | KEVIN@ARDEAPARTNERS.COM |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CITRIN COOPERMAN & COMPANY, LLP
(Name – if individual, state last, first, and middle name)

| 50 ROCKEFELLER PLAZA | NEW YORK | NY | 10020 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| November 2, 2005 | 2468 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, KEVIN LIPSTEIN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ARDEA PARTNERS LP, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Kevin Lipstein

Title: CFO

Notary Public

JAY GETTENBERG
NOTARY PUBLIC-STATE OF NEW YORK
No. 01GE6180376
Qualified in Kings County
My Commission Expires 05-18-2024

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# Ardea Partners LP

**Financial Statement**

**December 31, 2021**

**(With Report of Independent Registered Public Accounting Firm Thereon)**

**Contents**


| | |
|---|---|
| Report of Independent Registered Public Accounting Firm | 1 |
| **Financial Statement** | |
| Statement of Financial Condition | 2 |
| Notes to Financial Statement | 3 - 7 |

**Citrin Cooperman & Company, LLP**
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
**T** 212.697.1000 **F** 212.697.1004
citrincooperman.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Partner
Ardea Partners LP

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ardea Partners LP as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Ardea Partners LP as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

This financial statement is the responsibility of Ardea Partners LP's management. Our responsibility is to express an opinion on Ardea Partners LP's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Ardea Partners LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Ardea Partners LP's auditor since 2018.
New York, New York
March 4, 2022

Statement of Financial Condition
December 31, 2021

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 61,655,476 |
| Accounts receivable | | 3,277,825 |
| Due from affiliates | | 728,930 |
| Security deposits | | 1,403,106 |
| Property and equipment, net | | 1,156,231 |
| Right of use asset | | 9,772,234 |
| Prepaid expenses | | 92,067 |
| **TOTAL ASSETS** | $ | 78,085,869 |
| **LIABILITIES AND PARTNERS' CAPITAL** | | |
| **LIABILITIES:** | | |
| Accounts payable and accrued expenses | $ | 244,358 |
| Lease liability | | 10,797,483 |
| Deferred revenues | | 1,550,000 |
| Due to affiliates | | 37,576,456 |
| **TOTAL LIABILITIES** | | 50,168,297 |
| **PARTNERS' CAPITAL** | | 27,917,572 |
| **TOTAL LIABILITIES AND PARTNERS' CAPITAL** | $ | 78,085,869 |

The accompanying notes are an integral part of this financial statement.

**Note 1. Nature of Business**

Ardea Partners LP is a Delaware limited partnership (the "Company"). Effective July 8, 2016, the Company registered with the Securities and Exchange Commission ("SEC") as a broker dealer, and also became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The term of the Company shall continue in perpetuity unless the Company is dissolved in accordance with the provisions of its articles of organization. The Company's limited partner is Ardea Holdings LP, a Delaware limited partnership ("AHLP") and its general partner is Ardea GP LLC. The Company has been approved to engage in best efforts underwriting, private placements of securities, and investment banking services, including mergers and acquisitions, advisory and fairness opinions. The Company does not carry securities accounts for customers or receive or hold securities or funds of customers.

**Note 2. Summary of Significant Accounting Policies**

**Basis of Accounting**
The accompanying financial statement is prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

**Cash and Cash Equivalents**
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2021, the Company had no cash equivalents.

**Revenue Recognition**
The Company recognizes revenue as earned based on when performance obligations are met. Advisory fees are earned for providing general investor-related advice outside of the fundraising/private placements process. These fees are generally recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker a specific transaction. Depending on the nature of the agreement, fees received prior to the completion of the transaction could be deferred within "Deferred revenues" in the statement of financial condition. Further, other engagements are recognized over time using a time elapsed measure of progress over the length of the contract as clients simultaneously receive and consume the benefits of those services as they are provided. As of December 31, 2021, the Company reflected $1,550,000 in deferred revenues for fees in which performance obligations had not yet been fully satisfied. These deferred revenues are contingent upon success fees being earned at a future date, upon which the deferred revenues will become earned.

**Fair Value Measurement**
Certain financial instruments are carried at cost on the statement of financial condition, which approximates fair value due to their short term highly liquid nature. These financial instruments include cash, accounts receivable, accounts payable and accrued expenses.

**Income Taxes**
During the tax year ended December 31, 2021, the Company was considered a disregarded entity for federal and most state income tax purposes and its earnings and losses are included in AHLP's tax return and passed through to AHLP's partners. The members of a partnership are generally taxed on their proportionate share of the Company's federal and state taxable income. Accordingly, no provision or liability for federal income taxes has been included in this financial statement.

**Property and Equipment**
For the year ended December 31, 2021, the Company capitalized $154,990 in costs related to the buildout and furnishing of its office space at 10 Hudson Yards. Property and equipment are depreciated on a straight-line basis.

| **Estimated useful lives of assets in years:** | |
|---|---|
| Leasehold improvements | 10 |
| Computer equipment | 5 |
| Furniture | 7 |

**Note 2. Summary of Significant Accounting Policies (Continued)**

Property and equipment consisted of the following at December 31, 2021:

| | | |
|---|---|---|
| Leasehold improvements | $ | 1,349,126 |
| Furniture | | 741,838 |
| Computer equipment | | 62,238 |
| **Sub-Total** | | 2,153,202 |
| Less: Accumulated depreciation | | 996,971 |
| **Property and equipment, net** | **$** | **1,156,231** |

**Accounts Receivable and Allowable for Credit Losses**
The determination of the amount of credit losses is based on the amount of credit extended, estimated creditworthiness of the counterparty assumed by management, and the length of time a receivable has been outstanding. Other factors are considered by management based on relevant information about past events, current conditions, and reasonable supportable forecasts as deemed necessary on a deal by deal basis. The Company continually monitors these estimates over the life of the receivable. The allowance for uncollectible amounts reflect the amount of loss that can be reasonably estimated by management. No allowance for credit losses was recorded as of December 31, 2021.

**Use of Estimates**
The preparation of a financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company's significant estimates include useful lives of long lived assets, impairment of long lived assets, and the allowance for credit losses.

**Foreign Currency Gain or Loss**
In certain circumstances international customers are invoiced in their local currency and the Company utilizes a month end foreign currency exchange rate to convert the outstanding receivables to U.S. Dollars at the end of each month. For the year ended December 31, 2021 there was no foreign currency gain/loss.

**Note 3. Off-Balance-Sheet Risk, Concentrations and Credit Risk**

The Company maintains checking and money market accounts in a financial institution. At times, cash may be uninsured or in deposit accounts that exceed the Federal Deposit insurance limit. At December 31, 2021 total amounts in excess of these limits are $61,405,476.

The Company is also exposed to credit risk as it relates to the collection of receivables from third parties.

**Note 4. Revenue Recognition**

The beginning and ending contract balances were as follows:

| | December 31, | |
|---|---|---|
| | 2021 | 2020 |
| Accounts receivable | $ 3,277,825 | $ 10,070,750 |
| Deferred revenues | $ 1,550,000 | $ 4,566,667 |

**Note 5. Commitments**

In the normal course of business, from time to time, the Company may be involved in judicial proceedings or arbitration concerning matters arising in connection with the conduct of its businesses. In addition, United States government agencies and self-regulatory organizations, as well as state securities commissions in the United States, conduct periodic examinations and initiate administrative proceedings regarding the Company's business. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending legal proceedings or administrative proceedings, individually or in the aggregate, the resolution of which would have a material effect on the Company. Provisions for losses are established in accordance with ASC 450, "Accounting for Contingencies" when warranted. Once established, such provisions are adjusted when there is more information available or when an event occurs requiring a change.

**Office Leases**

The Company entered into an agreement to lease office space in New York City, NY beginning on July 20, 2017 and ending March 29, 2027. The Company renewed its lease agreement for a five year term for office space in Princeton, NJ, with a lease commencement date of April 1, 2021. The Company also has a sublease agreement that was entered into in June 2017 and has a five year term. There is no option to purchase at the end of the lease.

The Company was also required to remit a security deposit to each of the landlords for both of the leased office spaces. For the Princeton, NJ lease, the Company remitted a security deposit of $13,507. For the New York City lease, the Company remitted $1,734,880. The Company received $346,976 back from the New York City landlord in 2021. The total amount of $1,403,106 is reflected as "Security deposits" in the accompanying statement of financial condition.

Total cash paid to the lessors for the year ended December 31, 2021 was $1,746,736. The Company's lease terms do not include options to extend or terminate the lease. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

**Note 5. Commitments (Continued)**

Maturities of lease liabilities under operating leases as of December 31, 2021 are as follows:

| Year ending December 31: | Total | Subtenant |
|---|---|---|
| 2022 | $ 2,238,990 | $ 291,222 |
| 2023 | 2,276,850 | |
| 2024 | 2,277,776 | |
| 2025 | 2,278,720 | |
| 2026 | 2,242,659 | |
| Thereafter | 557,640 | - |
| | $ 11,872,635 | $ 291,222 |
| Less effects of discounting | (1,075,152) | |
| Lease liabilities recognized | $ 10,797,483 | |

**Note 6. Indemnifications**

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in its financial statement for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in its financial statement for these indemnifications.

**Note 7. Client Reimbursement Receivable**

The Company has agreements with its clients whereby certain expenses incurred by the Company in relation to advisory services provided may be reimbursable. As of December 31, 2021, the Company had no receivables for reimbursements from its clients.

**Note 8. Income Taxes**

The Company is considered a disregarded entity for federal income tax purposes and is, therefore, required to be treated as a division of its limited and general partner. The Company's earnings and losses are included in AHLP's return and passed through to its partners.

The Company evaluates its uncertain tax positions under the provisions of "ASC 740". ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized tax benefits." A liability is recognized (or amount of net operating loss carried forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740.

As of December 31, 2021, no liability for unrecognized tax benefits was required to be recorded.

**Note 9. Net Capital Requirements**

The Company, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and has elected the basic method allowed by Rule 15c3-1. This requires the Company to maintain net capital equal to the greater of $5,000 or 6.67% of the aggregate indebtedness. The ratio of aggregate indebtedness to net capital, both as defined under Rule 15c3-1, shall not exceed 1500%. At December 31, 2021, the Company had net capital of $21,109,414 which was $18,416,342 in excess of its required net capital of $2,693,072. The Company's aggregate indebtedness to net capital percentage was 191.37% at December 31, 2021.

**Note 10. Related Party Transactions**

The Company is under common ownership with Ardea Partners International, LLP ("APILLP") and Ardea Services, LLC ("ASLLC"). The Company, APILLP, and ASLLC each separately employ their own employees and manage their respective operations independently.

Effective as of September 1, 2017, the Company, APILLP (each, herein referred to as a "Party") and AHLP entered into an agreement with respect to an engagement (an "Engagement") that either Party may have entered into or may enter into with a client, whether before, on or after the Effective Date, where one Party (the "Contracting Party") contracts for the other Party (the "Noncontracting Party") to provide services to the Contracting Party, on an arms-length basis as a contractor and not in any other capacity, including agent, in connection with such Engagement. Pursuant to the agreement, the Company engaged APILLP with respect to certain transactions to assist the Company in providing advisory services to relevant clients. The Company reflected a liability to AHLP, its sole limited partner, at December 31, 2021, in the amount of $29,219,896. The balance due is primarily related to guaranteed payments. The Company also made cash payments to ASLLC for certain administrative and operational services, as well as personnel, provided under the terms of their agreement. The Company reflected a liability of $8,356,560, at December 31, 2021, to ASLLC for these services.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

**Note 11. Employee Benefit Plans**

Effective January 1, 2020, the Company adopted a safe harbor 401(k) plan (the "Plan") to cover substantially all employees. The Plan provides for voluntary employee contributions up to a dollar limit prescribed by law and the Company also contributes 3% of compensation on behalf of all employees.

**Note 12. Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2021, through the date of filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in these financial statements as of December 31, 2021.